Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2007
	($ in millions, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes	$255.5
Add:
Interest expense	70.5
Amortization of debt expense	2.5
Interest component of rent expense	13.4
Earnings	$341.9
Fixed charges:
Interest expense	70.5
Amortization of debt expense	2.5
Interest component of rent expense	13.4
Fixed charges	$86.4
Ratio of earnings to fixed charges	4.0	x